Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following transcript is from a presentation by Freescale Semiconductor, Ltd. (the “Company”) on March 10, 2015, at the Piper Jaffray Technology, Media and Telecommunications Conference.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

Corrected Transcript

10-Mar-2015

Freescale Semiconductor Ltd. (FSL)

Piper Jaffray Technology, Media and Telecommunications Conference

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

CORPORATE PARTICIPANTS

Chris Hartman

Director, Corporate Finance, Freescale Semiconductor Ltd.

OTHER PARTICIPANTS

Ruben Roy

Piper Jaffray & Co (Broker)

MANAGEMENT DISCUSSION SECTION

Ruben Roy

Piper Jaffray & Co (Broker)

Hi, everyone. Thanks for joining us here today. And I’m just going to give a couple of seconds here, maybe close this door. Okay. My name is Ruben Roy. I cover semiconductors at Piper Jaffray, and I’m really pleased to have Freescale with us today and Chris Hartman from IR at Freescale, and we’re going to just get right into here. So, Chris, why don’t we just start with an overview? Automotive is your biggest end market and maybe you could just talk about Freescale and the product portfolio and where you play in auto?

Chris Hartman

Director, Corporate Finance, Freescale Semiconductor Ltd.

Okay. Thanks, Ruben. Appreciate the opportunity to be here. So automotive for Freescale is our largest business. It’s about 45% of the company’s revenue. We’ve got one of the major divisions is specifically dedicated to automotive microcontrollers and another major division that sells in the automotive space is the analog and sensor business, which is about 90% of that business sells in automotive, and then we also have some application processors that sell in from the microcontroller business into the infotainment and cluster space.

So, all in all, the revenue grew pretty strongly last year, about 12%, so a low double-digit percent, but really strong position around a lot of the functions and features in the car. So we are in powertrain, body and electronics, safety and chassis. I mentioned the cluster and the infotainment. So, a pretty strong position around the vehicle with a strong position around the world as well with a leading market share around the world ex-Japan, and we can talk about Japan later, but, in general, a very strong position in many of the regions.

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

QUESTION AND ANSWER SECTION

Ruben Roy Piper Jaffray & Co (Broker)	Q

Thanks. So you talked about a few of the areas of the auto that electronics would go into, powertrain, safety, some of the body electronic. There’s radar systems going in these days. And you talked about 12% growth. So can we dive into market share? Is that increasing or are there parts of the car that are growing faster than others? I mean, how do you see that playing out over the next several years?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Yes, if you look at the total automotive market in the last couple of years, you generally see about, let’s say, anywhere from 1% to 3% unit growth and then content growth can be anywhere from 4% to 5% to up to 6%. So, the overall market tends to grow in the mid to high single-digits. I mentioned what we’ve grow in the last year and even the year before that. So I think we’ve been taking market share in the past couple of years. We’ve been growing extremely well in China as well. We’ve gotten ourselves to a strong number two position in China. And interestingly enough, through China, you saw a lot of content through distributors and also through like Western tier 1s. So there’s multiple ways to market in China.

So, from a growth standpoint, we’ve been doing well and taking share. But I think if you kind of go one layer down or peel the onion a little bit, the growth on certain segments is certainly faster than others. I think there have been multiple waves of electronic growth in cars over the years. The first wave was really around the powertrain and fuel efficiency. Years later, it was more around safety systems, anti-lock brakes, airbags, and you saw airbags around the car.

So there’s been multiple waves. We’re really in the third wave now of really safety systems, lane departure warning, blind-spot detection, back up cameras. So there’s a lot of systems that help you avoid getting in an accident, and I think that’s where the future is driving. The advanced driver assistance systems are really the growth driver going forward with radar systems, vision systems. So while there is some growth in the other segments, because certainly the fuel efficiency standards continue to increase, therefore you need incremental products coming out of the powertrain part of it, but I think the advanced driver systems are really where the growth is going forward.

Ruben Roy Piper Jaffray & Co (Broker)	Q

As part of that, in terms of safety, there have been some, at least in North America, some mandates, federal mandates on safety. A couple of years back there was a higher pressure gauge mandate and then more recently, a mandate for back up cameras in all light vehicles shipped out I think in model year 2018. So what’s your outlook on that and how does that drive silicon content?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

So, I think the silicon content has really helped the car makers really differentiate their products and drive value and the consumer is pulling some of these features and then on top of that, you’ve got the mandates. So I would say getting something mandated into a car is a good thing from a semiconductor supplier’s standpoint, but it’s also

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

I think the end consumer is demanding some of these things. So while the government wants to mandate it, I think it’s a good thing for the overall industry and certainly helps the semiconductor supplier in the chain.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Maybe we’ll return to Japan.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Okay.

Ruben Roy Piper Jaffray & Co (Broker)	Q

You mentioned that earlier in your comments, I think on the most recent earnings call was the first time you guys broke out Japan in dollar numbers as it related to revenue. So what’s going in Japan in terms of your market share and how do you see that kind of trending around the broader automotive business that you have?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Yes so Japan is an interesting region of the world. Historically, it’s been very tied to Japanese semiconductor companies in terms of what the OEMs would – who they would purchase from. And over the years, the Japanese semiconductor companies have done a lot of mergers such that they’ve gotten basically down to one company with most of its, or a good portion of its supply based in Japan. And so we’ve been making some progress over the years. We’ve been selling into Japan for a long time, but at a very kind of low run rate. Our share is sub-5% in Japan. And interestingly enough, if you look at just the auto microcontroller business, which for us is $1.2 billion business, it has, if you just take Japan out of the TAM, they have number one share around the world, and Japan draws that down with the 5% share I mentioned, or sub-5%.

So the momentum we’ve had over the years in terms of our quality, the pull from the automakers in terms of the new systems so we’ve had good progress on design wins. And the tsunami that occurred a couple of years ago in Japan, I think while an extremely unfortunate situation, really exposed the supply chain to the OEMs about how concentrated they really were now, not only from a customer standpoint or a supplier standpoint, but from a manufacturing footprint standpoint.

So we’ve really seen an acceleration of design wins based on that. And one of the Japan OEMs actually put some people into one of our factories a few years ago to install their quality systems in our fab, and we’ve basically graduated from that program. We’re fanning out those practices and procedures across multiple factories, but I think that just gives us a leg up in terms of being a qualified supplier with the proper quality levels and quality systems that only helps us going forward.

So we did call out Japan automotive revenue of over $100 million and grew 22% last year. I can see us – again it’s a small number, so growth numbers can be a little exaggerated or a lot exaggerated, but I do think that we will continue to see strong progress in Japan and only going better from here as this momentum I’ve talked about continues to build upon itself.

Ruben Roy Piper Jaffray & Co (Broker)	Q

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

Right. Why don’t we drill into the microcontrollers a bit? So you’ve got kind of the standard auto microcontrollers and then you’ve got the i.MX family of microcontrollers that typically play into infotainment systems. Maybe you could start there and then I wanted to get into the i.MX a little further.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Okay. So if I talk general microcontrollers, we talked a lot about the automotive side of it, so very specifically geared towards the automotive market. We have a whole another division, which is just general-purpose microcontrollers, that business is just under $1 billion last year. And it’s been growing 15%, 17% over the last couple of years. So that’s about $1 billion.

About two-thirds of that is classic microcontrollers, 8-bit, 16-bit, 32-bit, and most recently a 32-bit ARM offering that’s been growing extremely well. So the other third of that microcontroller business is the apps processors that we mentioned, the i.MX family, where a good proportion of that revenue goes into automotive and other applications as well, such as eReaders and things like that. So our general microcontroller business is growing extremely well, a good progress, very fragmented diversified customer base.

If I look at the top revenue – the top customer within that business is only 4% of the revenue. And if I take the top 20 customers, that’s only 25% of the revenue. And the next biggest customer is less than 1% or rounds to zero, actually. So it’s sold through distribution, a big chunk of that business goes through distribution, about 65%, and thousands and thousands and thousands of customers. And so, we’re exposed to a lot of different end markets in that business beyond automotive. And it’s anything from factory automation to wearables, to smart metering and medical devices, and wearables. It’s just a lot of different applications for a general-purpose microcontroller. And again, with a fragmented customer base and our market share in the single-digits, and we’re a strong player, a number two player, that there’s room to grow there and we have seen that growth in the last couple of years.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Automotive markets are unique given that the design-in cycle, especially around some of these powertrain and body electronics. They seem to be long design-in cycles for a long time in market. How are you seeing that as it compares to the i.MX family? There’s been some competitors emerging, especially at the high end, Qualcomm and NVIDIA talking about some of their application processors living in the dashboard. So in terms of your legacy business in auto, how do you see the competitive environment playing out?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Well, it’s interesting. If you look at our – I’ll talk about microcontrollers first and then switch to MX. But our businesses on the micro side were combined a few years ago. And when Gregg Lowe came to the company, one of the first things he did was split out general-purpose microcontrollers, and that’s where the i.MX family is, into this separate division because we were finding that the requirements of the automotive space, especially around powertrain and these safety systems, were much longer design-in cycles, and it was really kind of hindering the growth of the other products. We were maybe over-engineering or over-complicating these other products that go to the general market. And that’s one of the reasons we’ve been seeing the growth is because we’ve been able to separate their product life cycles out a little bit and the time to market for some of these general purpose micros where we’re talking less than a year in some of these cases.

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

So a big difference than the multi, multi-year cycle you’d see in powertrain, for example. So i.MX probably fits in the middle of there. It’s still a advanced processor kind of chip. So it’s not a very simple 8-bit microcontroller, but it’s not also geared towards a powertrain market with a let’s say five-year cycle on it. But it’s really the parts that we have in i.MX for automotive is the MX6 family today. We’re working on the 7. We’re working on the 8. But it’s really a part that, given our automotive heritage, it really fits in nicely to the infotainment and cluster area of the car, where I would say probably the turnover time or the design cycle is shorter a couple of years, not many, many years as the case in powertrain.

So yes, we are seeing different competitors than we have seen classically. You mentioned a few of them. And I would say that one thing that a car maker I think would want in these systems is someone who can scale from like a low tier car to a high tier car, and scale across from a cluster to an infotainment kind of application. And I think our products, the MX family, graphics is very important in these type of applications but so is power, and power consumption and power dissipation. So, I think this family brings a good combination of graphics performance with power considerations, which is scalable across applications and across tiers of cars. So I think it’s a very well-suited product for these applications.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Makes sense. Speaking of combinations, maybe we can.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Combinations?

Ruben Roy Piper Jaffray & Co (Broker)	Q

Go back to the news from last week and talk about how you view sort of a longer-term combined microcontroller family with NXP now?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Yes, so I think if you look at, as Ruben said, there’s been some news lately about a merger obviously. I look at the merger and then I see two companies that similar heritage and background in terms of went into private equity almost at exactly the same time, back before the credit crunch and the crisis back in 2007, 2008, we kind of came out of it. NXP deleveraged sooner than we did and really started showing some good revenue growth recently and good financial performance. I’d say Freescale in the past, let’s say last couple of earnings cycles here, last couple of quarters, really has started to demonstrate good revenue growth in the last few years, improving margin, gaining share, right, all the things we set out to do, and now we’ve really gotten serious on the deleveraging aspect of things.

So the combination has been discussed for many years in many different forums. The time just wasn’t right. The capital structures just wouldn’t allow it. And I think, so the announcement last week is pretty exciting from that standpoint, in terms of now is probably a good time for it. From an NXP standpoint, they have different product types than we do. We have very complementary markets, very complementary products, very little overlap. I know we have a 32-bit ARM portfolio as do they. I think they have a lot of connectivity, security, especially IP. And so I think that can only help us going forward in terms of merging the portfolios together.

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

It’s interesting that you see other combinations sometimes of companies and they’ve got wholly different architectures. Back in the day of proprietary architectures, and obviously some companies still have them, and we have our legacy, but I think the one thing that we don’t have to do from the very beginning is decide which architecture needs to win. I mean, if both of us are on 32-bit ARM, then we merge the families and merge the strengths of both companies and leverage the capabilities of both companies, rather than day one have to decide, okay, which architecture is going to win and cause confusion in the market with our customers.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Right. Security is interesting and it seems like that would play into a lot of the end markets that you’re focused on, something that we’re getting asked a lot about obviously. And there’s some hype around it, is the Internet of Things. Maybe you could spend a few minutes on your microcontroller technology and where it plays into those end markets. And what NXP security element may have to provide on the broader roadmap of how you address Internet of Things?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Yes, so I think Internet of Things is probably an overused term by now. Certainly, if you paid any attention to the news flow out of CES, it would be hard to avoid it. And it’s interesting, because the applications I named earlier about where our microcontrollers go in the markets and the types of products it goes, those are all really Internet of Things markets and products. And really, it’s been an evolution of the space rather than a revolution over the years, as more and more devices are becoming intelligent, driven by this 32-bit performance that is now in the smaller form factor with low power consumption. That’s really what’s driving the market itself.

And if you look at overall Freescale first and say, we have these microcontroller products, which are in the edge nodes, we have a very large digital networking business, which really does the infrastructure side of – and the networking part of the Internet of Things, so the Internet piece, and then we have the RF business. So we really have a very strong position from the edge node to the network to the Cloud. And within all that, we’ve been certainly spending a good amount of time and resources on the security side of networking, as we’ve been moving IP packets around the network, security has always been and always will be important.

When we look to the edge nodes now, and this is where the microcontrollers are and the Sensors, making the edge node secure is going to be extremely critical, because the last thing you want is somebody hacking into your portable medical device or your car even, which if you consider that the ultimate connected device. So, security is very important and something we’ve been focused in at Freescale for a long time. But then you add NXP’s capability there with their security, some of their products, some of their NFC products, for example, they’ve really got a strong position there as well. So, again, that can only help us in terms of when we put the things together to take the best of both and move forward. But I think they are known for that and that can only help us from an IoT standpoint.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Okay. There’s a question in the audience.

Q

[inaudible] (17:48-18:18)

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

Ruben Roy Piper Jaffray & Co (Broker)	Q

Let me just kind of repeat the question for the webcast. So, the question’s around inventory levels that your customers, and I think specifically around auto, going into year-end, it sounds like there was some inventory issues with some of the manufacturers. So some comments on how your outlook on this looks.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Right. So if you look at inventory at the OEM level or at the dealer level, for example, so I’ll focus in on automotive, so when we came into the back half of the year and something we’ve seen for the past couple of years for us specifically has been a stronger first half and a weaker second half in terms of pull from our customers, which is typically the tier 1s of the automotive world, not the OEM themselves but the tier 1s.

So we’ve typically seen that behavior, which is you come out of a model year shut down, and which is typically your model year slowdown I guess, is a better term for it nowadays, is typically third quarter. And then, fourth quarter from a production or a sell-through standpoint has typically been pretty good from the car maker standpoint. But if you look at number of days on the lots is within normal range right now. If I look to what we saw on the revenue side and what we did with our own inventory, we grew inventory in fourth quarter specifically because to the phenomenon that if automotive for us is strong in the first half, weaker in the second, we were planning for a stronger first half. And as we did the earnings call in fourth quarter, we said our typical behavior would be stronger in the first half and that’s why we guided automotive to be up.

So I think from an inventory standpoint, it did what we expected it to do. And I would say that the days on the lots are in normal levels. So I don’t really see an inventory issue out there. The U.S. SAAR actually has been very strong, gotten back to pre – back to 2006 kind of levels. So unit growth has been good, the U.S. SAAR has been good, the worldwide consumption has been pretty good. So, I think it’s what we expected in that space and inventory not being a big concern.

Ruben Roy Piper Jaffray & Co (Broker)	Q

I’m going to go back there and then come back.

Q

On the driver assistance market, when do you think that business will start to become more meaningful to you, and how long are these design cycles and who are you competing against in the category solution?

Ruben Roy Piper Jaffray & Co (Broker)	Q

So driver assistance, when will it be more meaningful, competitive environment and the design cycle overall.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Yes, so driver assistance, and I’ll just consider that to be ADAS, so advanced driver assistance safety systems. That has been ramping for a couple of years in terms of the technology. And you’ll see a couple of systems that have come out, like if you consider lane departure an ADAS system and whether it’s a safety system or ADAS system, it

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

still has to do with keeping the car – driving towards a car that can’t get in an accident, I would say. So our position in radar has been very strong. Both our microcontroller group and our analog and sensor group both supply parts into these markets. I would say that the market itself is, if you look at the TAM of automotive, you’ve got the powertrain, safety, and chassis, the market itself is obviously the smallest. It’s the one that’s really starting out, but it also has the fastest growth.

So I think that from a competitive position standpoint, and what we’ve been doing in our radar portfolio, the fact that we’ve got the analog and the sensors plus the microcontrollers, I think puts us in a strong position. So I think the revenue growth from that particular segment will probably takes a couple of years before it really is delivering a much more revenue component, but I think the growth standpoint will be pretty strong in the near term moving forward.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Great. Do you have a question?

Q

Yes. Following up on the ADAS market, I was hoping you could scope the size of the market for us, as we see all these different estimates as to how big it is. And also, I was wondering if you could talk about your new chip that came out which has optical functionality, which I think is more new and who’s going to write the software for that, that converts the chip into something that the tier 1 OEMs can use?

Ruben Roy Piper Jaffray & Co (Broker)	Q

And so size of the ADAS market first and then new optical chip and some of the implications of software around that chip?

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

Yes. So I was actually looking at some of the, I think it’s the IHS information on the market size and kind of what I was thinking of when I was talking the numbers before, it’s several billion dollars today, and a few years from now, it’s above $1 billion. So it’s, that’s the growth rate we’re talking about, but it’s still a relatively small piece of the overall TAM, but again the fastest growing.

So we introduced a chip last week, actually rolled it out at Mobile World Congress. S32-V, V is for vision. So we are working with various partners in the industry in terms of the recognition software and the algorithm part of this. So we are tiered up or paired up with other companies around that. So it’s not just us doing the chip alone. We have help from other partners. And that’s, the tier 1s I think are driving some of that as well. There is a company out there that does software today, systems, overall system modules today. And I think other semiconductor companies are coming into that space and coming at it a slightly different way. But that’s kind of our tact for this particular market.

Ruben Roy Piper Jaffray & Co (Broker)	Q

Time for a probably one more question. Anyone else? Frank?

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

Q

I was just curious as it relates to your RF business. I mean you guys have very good disclosures for the quarterly run rate. I’m just curious, I mean what do you think that represents in terms of Freescales’ market share of that overall business?

Ruben Roy Piper Jaffray & Co (Broker)	Q

So the RF business, a lot of growth last year, 57% year-over-year growth. What’s your market share and kind of, I guess longer term outlook would be interesting as well, given that NXP sounds like they, well the combination want to divest that part of the business.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.	A

So I think on RF, I think, our share has been gaining in the past year. So, we grew 57% last year, as Ruben said. We took that business from about $80 million a quarter four or five quarters ago to $180 million, $170 million more recently. So we’ve really been kind of in a supply demand imbalance situation. We’ve been adding capacity during 2014. So I think our market share, we’re probably in the mid to upper 50s kind of number. The next closest would be probably in the 20s kind of number. It’s a little hard, given that not everybody discloses as cleanly as we do, but it’s probably the right order of magnitude at least in terms of the shares between the different companies.

Ruben Roy Piper Jaffray & Co (Broker)

And with that, we’re out of time, unfortunately. Thank you very much, Chris. And thank you all for joining us today.

Chris Hartman Director, Corporate Finance, Freescale Semiconductor Ltd.

Thank you. Appreciate it.

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Freescale Semiconductor Ltd. (FSL) Piper Jaffray Technology, Media and Telecommunications Conference	Corrected Transcript 10-Mar-2015

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